

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 18, 2008

Mr. Guoshen Tu
Chairman and Chief Executive Officer
China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen
Peoples Republic of China, 518034

      **Re: China Security & Surveillance Technology, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2007
          Filed March 10, 2008
          File No. 001-33774**

Dear Mr. Tu:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

General

1.   You indicate that your file number is 0-25901, an older file number for your filings prior to your listing on the New York Stock Exchange. Our records indicate that your file number is 1-33774. In future filings, please use the 1-33774 file number for your periodic reports.

Item 1. Business

2.   In future filings, please disclose your internet website. Refer to Item 101(e)(3) of Regulation S-K.

3.   In future filings, please disclose whether you make available your filings with the SEC on your internet website or whether you make these filings available otherwise electronically or in paper. If you do not make these filings available, please disclose the reasons why you do not do so. See Item 101(e)(4) of Regulation S-K.

Consolidated Financial Statements

4.   We note that your audit report was signed by an audit firm based in Colorado. We also note that you conduct all of your operations, generate all of your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Colorado.

2007 Financial Performance Highlights, pages 29 and 30

5.   Please refer to the non-cash components table. Delete the non-cash items per share information. Also, disclose why you are presenting the non-cash items information. Please comply with this comment in your Form 10-Q.

Gain on disposal of land use rights and properties, page 36

6.   Please delete the per share information.

Item 9A. Controls and Procedures, page 47

7.   Please revise to state clearly, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. In the alternative, remove the reference to the level of

China Security & Surveillance Technology, Inc.
November 18, 2008
Page 3

> assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective. See Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. In particular, see Section II.F.4.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(v) Income Taxes, page F-22

8.	Please tell us how you have considered the new corporate tax law effective on January 1, 2008 for purposes of determining your deferred taxes.

18. Income Taxes, page F-37

9.	We note the valuation allowances against deferred tax assets and your disclosure. Please tell us and disclose in future filings why management believes that a valuation allowance is appropriate.

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

10.	We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In your future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title**.**

11.	We note that you have omitted language from the introduction to paragraph 4 of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications to include the introductory language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures.

Schedule 14A Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Corporate Governance and Board of Directors Matters, page 8

Audit Committee, page 9

12.   Please confirm and disclose in future filings that your board of directors has determined that Mr. Mak is an audit committee financial expert as required by Item 407(d)(5)(i)(A) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3354 with any other questions.

Sincerely,

Robert Bartelmes
Senior Financial Analyst